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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-34867
CUSIP NUMBER 91324T 203

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 29, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UniTek Global Services, Inc.
Full Name of Registrant

Former Name if Applicable

1777 Sentry Parkway West, Gwynedd Hall, Suite 302
Address of Principal Executive Office (Street and Number)

Blue Bell, Pennsylvania 19422
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2013, UniTek Global Services, Inc. (the “Company”) announced that, as a result of an internal investigation conducted by the Audit Committee of the Company’s Board of Directors with the assistance of outside independent counsel and a forensic accounting firm, it was determined that several employees of the Company’s Pinnacle Wireless division engaged in fraudulent activities that resulted in improper revenue recognition.

As a result of the revenue recognition issues, the Audit Committee concluded, after consultation with Ernst & Young LLP, the Company’s independent registered public accounting firm, that the Company would restate its financial information as of and for the interim periods ended July 2, 2011, October 1, 2011, March 31, 2012, June 30, 2012 and September 29, 2012, and as of and for the interim period and year ended December 31, 2011 (the “Restatement”). On August 9, 2013, the Company completed its Restatement and subsequently filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which included restated financial information for all of the restated periods previously described.

As a result of the Restatement, the Company continues to experience delays in completing its Quarterly Reports on Form 10-Q. On May 16, 2013, the Company filed a Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission to disclose that it had experienced delays in completing the preparation of its Form 10-Q for the quarterly period ended March 30, 2013. The Company has also experienced delays in completing its Form 10-Q for the quarterly period ended June 29, 2013. With the recent completion of its Restatement, the Company is working to prepare and file those Quarterly Reports as soon as possible.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrew J. Herning	(267)	464-1700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	As set forth in Part III above, the Company’s Form 10-Q for the quarterly period ended March 30, 2013 has not yet been filed.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is continuing to evaluate the impact that the matters identified during the Restatement, as further described above in Part III, will have on fiscal periods in 2013. Until that process has been completed, the Company is not able to estimate the impact the results of that process will have on its revenues, results of operations and financial position to be reported in its Form 10-Q for the quarterly period ended June 29, 2013.

UNITEK GLOBAL SERVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2013	By	/s/ Andrew J. Herning
Andrew J. Herning
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).